210, 1167 Kensington Cr. N.W.
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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Positive Top-Line Data from REO 018 Randomized Study of REOLYSIN® in Head and Neck Cancers

--Company Intends to Proceed Into Follow-On Registration Study in This Indication--

CALGARY, AB, November 21, 2013 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today announced positive top-line data for the endpoints in its double blinded, randomized clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in patients with second-line platinum-refractory, taxane-naïve head and neck cancers (REO 018).

Summary of Trial Results

Efficacy
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An analysis was performed on an intent-to-treat basis of the 118 patients with loco-regional head and neck cancer, with or without metastases. Patients in the control arm were treated with carboplatin and paclitaxel, while patients in the test arm were treated with carboplatin, paclitaxel and REOLYSIN;

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The analysis showed a median progression free survival (PFS) of 94 days (13.4 weeks) in the test arm (n=62), versus 50 days (7.1 weeks) in the control arm (n=56). The test arm maintained a PFS benefit over the control arm through five cycles of therapy;

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Eighty-eight loco-regional patients did not receive additional therapy following discontinuation of study treatment. An analysis of these patients showed a median overall survival (OS) of 150 days (21.4 weeks) in the test arm (n=50), versus 115 days (16.4 weeks) in the control arm (n=38), and;

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As of the time of reporting, there have not been a sufficient number of events (i.e. patient deaths) to conduct a survival analysis of patients in the metastatic-only group (i.e. those patients with no loco-regional recurrence).

Safety
•	REOLYSIN was safe and well-tolerated by patients;
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The side effects experienced by patients in the test arm of the study were consistent with expectations based on outcomes of earlier clinical studies using REOLYSIN. Patients on the test arm of the study experienced a higher incidence of flu-like symptoms consistent with treatment with a virus, most commonly mild fever, chills, nausea and diarrhea, on both a per-patient and a per-cycle basis; and

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Fewer patients required dose reductions of paclitaxel due to neuropathy or neurotoxicity on the test arm than the control arm (zero in the test arm versus six in the control arm; p=0.028). On this basis, the Company intends to explore the potential chemoprotective and neuroprotective properties of REOLYSIN in future clinical studies.

“The overall goal of this clinical trial was to determine the specific parameters for the use of REOLYSIN in a registration study in head and neck cancers,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are excited to move forward with our head and neck program, and intend to discuss the design and execution of a follow-on registration study with regulators in the near future.”

Implications of the Results
As disclosed in the press release dated September 12, 2012, Oncolytics intends to treat this expanded first stage of the REO 018 clinical trial as a separate supportive study to a planned registration study that will be similar to, and take the place of, the original second stage of the REO 018 clinical trial. Based on these data, the Company intends to discuss the design and execution of a randomized, follow-on Phase III registration study in patients with loco-regional head and neck cancer with regulators in multiple jurisdictions.

Detailed Efficacy Data
The REO 018 study enrolled 167 patients. The efficacy analysis was performed on an intent-to-treat basis of the 118 patients with loco-regional head and neck cancer with or without metastatic disease. In the intent-to-treat patient population, PFS, progression at first post-treatment scan, cycles of therapy received, and tumour shrinkage at first post-treatment scan were analyzed.

The analysis showed a median PFS of 94 days (13.4 weeks) in the test arm (n=62), versus 50 days (7.1 weeks) in the control arm (n=56). The test arm maintained a PFS benefit over the control arm through five cycles of therapy.

A number of patients on study received additional treatments with other agents following discontinuation of study treatment in accordance with the clinical practices of individual enrolling centres. Thirty of the 118 patients in the loco-regional group received at least one therapy with other agents after study therapy was discontinued. A greater number of patients in the control arm received post-discontinuation therapy versus the test arm. This imbalance created a “confounding,” or distorting, effect on OS (Pazdur; The Oncologist 2008, 13:19-21), as such additional therapy can extend the patients’ lifespan beyond that expected from receiving the study therapy. Eighty-eight loco-regional patients did not receive additional therapy and an analysis of these patients showed a median OS of 150 days (21.4 weeks) in the test arm (n=50) versus 115 days (16.4 weeks) in the control arm (n=38).

Patients were evaluated for progression at the first scheduled post-treatment scan (performed at six weeks, post-cycle two of therapy). Of 62 patients on the test arm, 32.3% had progressed, compared with 51.8% of the 56 patients on the control arm (p=0.04). The patients were also evaluated for the total cycles of therapy received. The patients on the test arm had received a median of four cycles of therapy, versus a median of two cycles on the control arm. The same proportion of patients from each arm remained on study at five cycles.

Of 86 patients with measurable disease at the first post-treatment scan, the test arm (n=48) had a statistically significant increase in tumour shrinkage over the control arm (n= 38; p=0.049).

As of the time of reporting, there have not been a sufficient number of events (i.e. patient deaths) to conduct a survival analysis of patients in the metastatic-only group.

Detailed Safety Data
Overall, the treatment combination was found to be safe and well tolerated by patients. The adverse events (AEs) experienced by patients in the test arm of this, the first double blinded, randomized clinical study of REOLYSIN, were consistent with expectations based on the outcomes of earlier single arm clinical studies of REOLYSIN, both as a monotherapy and in combination with chemotherapeutic agents.

Investigators reported a statistically significant increase in the number of patients on the test arm experiencing mild fever, chills, nausea, and diarrhea.  These adverse events were generally mild, with three patients on the test arm experiencing Grade 3 diarrhea; one patient on the control arm and two on the test arm experiencing Grade 3 nausea; and no reports, on either arm, of Grade 3 fever or chills (in the absence of infection). There was an increase in the percentage of patients at each cycle with fever in the test arm (mean=27.2%, median=25.9%), versus the control arm (mean=5.3%, median=4.8%). There was also an increase in the percentage of patients at each cycle of therapy exhibiting flu-like symptoms in the test arm (mean=87.9%, median=81.7%) versus the control arm (mean=47.3%, median=45%).

Hematological data showed no statistical or clinical differences in hemoglobin, lymphocytes, or platelet counts. Twenty patients with decreased white blood cell counts (WBC) (Grade 3 and 4) were noted in the test arm versus 10 in the control arm (p=0.068). There were 21 patients in the test arm with decreased absolute neutrophil counts (ANC) (Grade 3 and 4) versus 15 in the control arm. There were nine patients on each arm who had Serious Adverse Events (SAE’s) with hospitalization that were related to a low ANC, with or without demonstrated infection.

There were no clinical or statistical differences in terms of hepatic or renal evaluations.

There were 19 SAEs not related to flu-like illness that were judged by the investigators to be at least possibly related to treatment in the control arm and 24 in the test arm. There was no pattern in the nature of SAEs observed between arms, except for flu-like signs and symptoms.

Fewer patients on the test arm required dose reductions of paclitaxel due to neuropathy or neurotoxicity than the control arm. There were no dose reductions for neuropathy in the test arm versus six in the control arm (p=0.028). On the basis of these data, the Company intends to further investigate the possibility that REOLYSIN may have a neuroprotective and/or chemoprotective effect.

“These data demonstrate that REOLYSIN can be safely added to this chemotherapeutic combination,” said George M. Gill, MD, Senior Vice President, Regulatory Affairs, and Chief Safety Officer of Oncolytics. “This controlled comparison supports our belief that the addition of REOLYSIN to other regimens will not increase the frequency or severity of adverse events caused by the chemotherapeutic agents with which it is combined.”

REO 018 Study Design and Analytical Considerations
REO 018 is a randomized, double blinded, two arm, multi-centre trial assessing the intravenous administration of REOLYSIN with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck who have progressed on or after prior platinum-based chemotherapy. The trial is examining 167 patients segregated into two patient groups: patients with local recurrent disease, with or without distal metastases, and those with only distal metastases. The Company is treating REO 018 as a separate supportive study to an intended subsequent registration study.

All patients received treatment every three weeks (21-day cycles) with paclitaxel and carboplatin and also received, on a blinded basis, either intravenous placebo or intravenous REOLYSIN. All dosing took place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and either intravenous placebo or intravenous REOLYSIN at a dose of 3x1010 TCID50 on days one to five. Patients could continue to receive the trial combination therapy for up to eight cycles and, thereafter, blinded placebo or blinded REOLYSIN until the patient had progressive disease or met other criteria for discontinuation from the trial.

On December 13, 2012, the Company announced positive data on an endpoint examining initial percentage tumour changes between the pre-treatment and first post-treatment scans (typically performed at six weeks post-first treatment) of all patients enrolled in the study. The analysis was designed to assess early differences in response between loco-regional tumours and metastatic tumours, as classified and observed by the investigators.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Thursday, November 21, 2013 at 6:00 a.m. MT (8:00 a.m. ET) to discuss in more depth the data from the Company's REO 018 trial in head and neck cancers. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/detail/1265023/1394835 or through the Company's website at www.oncolyticsbiotech.com/presentations. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software to download. A replay of the webcast will be available at www.oncolyticsbiotech.com/presentations and will also be available by telephone through November 28, 2013. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 15177323 followed by the number sign. The Company also intends to post the prepared remarks from the call to its corporate website following the call.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers, and six randomized Phase II studies in prostate, colorectal, breast, lung, pancreatic and ovarian cancer using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the REO 018 head and neck cancers trial of REOLYSIN in combination with carboplatin and paclitaxel, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com